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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Jumbo Sports, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  481386100

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

   Peter A. Wright, P.A.W. Capital Corp., 10 Glenville Street,

            Greenwich, CT 06831-3638; (203) 531-5400

     (Date of Event which Requires Filing of this Statement)

                         March 26, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 481386100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Peter A. Wright, S.S. No: ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         23,600

8.  Shared Voting Power:

         1,267,600

9.  Sole Dispositive Power:

         23,600

10. Shared Dispositive Power:

         1,267,600

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,267,600

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         6.2%

14. Type of Reporting Person

         IN














































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CUSIP No. 481386100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         P.A.W. Capital Corp.    06-138-6936

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         1,244,000

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         1,244,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,244,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         6.1%

14. Type of Reporting Person

         CO














































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The purpose of this Schedule 13D is to report the ownership of
Peter A. Wright and P.A.W. Capital Corp. ("P.A.W.") (together, the "Reporting Persons") in the Common Stock of Jumbo Sports, Inc. (the "Company"). Mr. Wright and P.A.W. beneficially own 6.2% and 6.1%, respectively, of the outstanding shares of Common Stock of the Company.

Item 1.  Security and Issuer
         ___________________

         This statement relates to shares of Common Stock of the Company. The Company's principal executive office is located at 4701 W. Hillsborough Avenue, Tampa, Florida
         33614.

Item 2.  Identity and Background
         _______________________

         This statement is being filed on behalf of Mr. Wright and P.A.W., a Delaware corporation. Mr. Wright is the
         majority shareholder and President of P.A.W.   P.A.W.'s
         principal business is to act as an investment adviser; its principal office is at 10 Glenville Street, Greenwich, Connecticut 06831-3638. P.A.W. is the general partner of P.A.W. Capital Partners, L.P., the general partner of P.A.W. Partners, L.P., a Delaware limited partnership, and the investment manager of P.A.W. Offshore Fund Limited, a Bahamian corporation (together referred to as the "Funds").

         Mr. Wright has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Wright is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
         _________________________________________________

         As of the date hereof, Mr. Wright beneficially owns 1,267,600 shares of the Company's common stock, of which 1,244,000 shares are beneficially owned by P.A.W. All 1,267,600 shares of Common Stock are held by the Funds or by managed accounts over which Mr. Wright or P.A.W.


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         has investment discretion.  23,600 shares of Common
         Stock are held in Mr. Wright's personal accounts or accounts over which Mr. Wright has Power of Attorney. The shares of Common Stock were purchased in open market transactions at an aggregate cost of $9,030,977. The funds for the purchase of the Common Stock held in the Funds or managed accounts over which the Reporting Persons have investment discretion have come from each entity or account's own funds or from margin loans entered into in the ordinary course of business.


Item 4.  Purpose of Transactions
         _______________________

         The shares of Common Stock beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes.

         The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D

Item 5.  Interest in Securities of Issuer
         ________________________________

         As of the date hereof, Mr. Wright is the beneficial owner of 1,267,600 shares of the Company's Common Stock, of which 1,244,000 shares are beneficially owned by P.A.W. Based on information received from the Company, we believe there to be 20,339,409 shares of the Company's Common Stock outstanding. Therefore, Mr. Wright and P.A.W. each beneficially own 6.2% and 6.1%, respectively, of the Company's outstanding shares of Common Stock. The Reporting Persons have the power to vote, direct the vote, dispose of or direct the disposition of all the shares of the Company's Common Stock that they currently beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer
         ______________________________________________________

         The Reporting Persons have no contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Company.







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Item 7.  Material to be Filed as Exhibits
         ________________________________

         Attached hereto as Exhibit A is a description of the transactions in the Common Stock of the Company that were effected by the Reporting Persons during the past 60 days.














































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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                             P.A.W. Capital Corp.


                             By:  /s/ Peter A. Wright
                                 _____________________________
                                 Peter A. Wright, President




                               /s/ Peter A. Wright
                             _________________________________
                             Peter A. Wright


April 1, 1997

























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                                                      Exhibit A


                       Daily Transactions
                          Common Stock


             Purchase           Number                  Price
               Date            of Shares              per Share

            1/24/97                200                 $6.50
            2/12/97             44,800                 $5.28
            2/13/97             10,200                 $5.55
            2/14/97              9,000                 $6.42
            2/18/97              4,500                 $6.80
            2/19/97             13,500                 $6.67
            2/25/97             27,000                 $6.04
            2/26/97             27,000                 $5.77
            3/14/97             27,000                 $6.17
            3/17/97             54,000                 $6.17
            3/20/97             37,700                 $6.05
            3/21/97              5,100                 $6.05
            3/24/97             13,400                 $5.88
            3/25/97             17,000                 $6.00
            3/26/97              7,800                 $6.00




























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